STATEMENT OF INVESTMENTS

Dreyfus Premier Gnma Fund, Inc.

January 31, 2008 (Unaudited)

Bonds and Notes--109.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--5.3%				
Capital Auto Receivables Asset				
Trust, Ser. 2006-1, Cl. A3	5.03	10/15/09	6,598,584	6,637,123
Daimler Chrysler Auto Trust,				
Ser. 2006-A, Cl. A3	5.00	5/8/10	7,149,288	7,204,662
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. A4	4.38	1/15/10	6,838,018	6,867,926
Ford Credit Auto Owner Trust,				
Ser. 2006-A, Cl. A3	5.05	3/15/10	1,925,760	1,940,290
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. A2A	5.42	4/15/10	7,000,000	7,083,135
USAA Auto Owner Trust,				
Ser. 2004-2, Cl. A4	3.58	2/15/11	1,277,097	1,277,379
USAA Auto Owner Trust,				
Ser. 2005-4, Cl. A3,	4.83	4/15/10	3,786,859	3,804,836
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. C	3.60	2/17/12	1,441,312	1,435,947
WFS Financial Owner Trust,				
Ser. 2005-3, Cl. A3A	4.25	6/17/10	1,778,403	1,782,471
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. A4	4.39	11/19/12	2,000,000	2,008,560
				40,042,329
Asset-Backed Ctfs./Credit Cards--2.3%				
Chase Issuance Trust,				
Ser. 2007-A4, Cl A4	4.24	4/16/12	5,250,000 a	5,197,339
Chase Issuance Trust,				
Ser. 2007-A1, Cl. A1	4.26	3/15/13	7,000,000 a	6,892,859
MBNA Credit Card Master Note				
Trust, Ser. 2003-A9, Cl. A9	4.37	2/15/11	5,250,000 a	5,241,038
				17,331,236
Asset-Backed Ctfs./Home Equity Loans--3.2%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	3.44	4/25/36	305,289 a	304,620
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	6,144,109 a	6,194,250
Citigroup Mortgage Loan Trust,				
Ser. 2007-AHL1, Cl. A2A	3.42	12/25/36	2,552,060 a	2,471,896
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M5	6.92	9/25/37	875,000	262,640
Equivantage Home Equity Loan				
Trust, Ser. 1997-1, Cl. A4	7.78	3/25/28	664,286 a	662,035
Federal National Mortgage				
Association, Whole Loan,				
Ser. 2001-W1, Cl. AF6	6.90	7/25/31	2,127,038 a	2,121,520
GE Capital Mortgage Services,				
Ser. 1999-HE1, Cl. A7	6.27	4/25/29	790,737	788,931
JP Morgan Mortgage Acquisition,				
Ser. 2007-HE1, Cl. AF1	3.48	4/1/37	6,293,320 a	6,159,901
JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	2,325,000 a	1,354,378
Morgan Stanley ABS Capital I,				
Ser. 2007-HE2, Cl. A2A	3.42	1/25/37	3,878,593 a	3,773,909

				24,094,080
Commercial Mortgage Pass-Through Ctfs.--.6%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	3.66	1/25/37	2,431,752 a,b	2,348,330
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. F	5.02	3/6/20	2,275,000 a,b	2,130,853
				4,479,183
Residential Mortgage Pass-Through Ctfs.--4.4%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31, Cl. 2A1	5.49	1/25/36	1,209,567 a	1,222,392
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	3,500,000 a	3,339,853
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	4,976,710	5,043,446
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	6.57	12/25/34	2,754,383 a	2,787,050
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.13	9/25/36	1,318,661 a	1,282,423
J.P. Morgan Alternative Loan				
Trust, Ser. 2007-A1, Cl. 1A2A	3.44	3/25/37	4,275,359 a	4,194,288
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	3,500,000 a	3,330,117
JP Morgan Mortgage Trust,				
Ser. 2003-A1, Cl. 1A1	4.33	10/25/33	4,936,206 a	4,947,439
JP Morgan Mortgage Trust,				
Ser. 2005-A7 Cl. 1A2	4.99	10/25/35	1,925,000 a	1,955,968
JP Morgan Mortgage Trust,				
Ser. 2007-A1, Cl. 3A1	5.00	7/20/35	3,083,775 a	3,104,591
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	2,225,000 a	2,110,098
				33,317,665
U.S. Government Agencies/Mortgage-Backed--94.0%				
Federal Home Loan Mortgage Corp.:				
5.00%, 3/1/20			1,000,581	1,014,134
6.00%, 8/1/22			3,523,524	3,638,870
Federal National Mortgage Association:				
6.00%			21,990,000 c	22,592,515
6.50%			34,575,000 c	35,833,737
6.00%, 7/1/22 - 9/1/22			7,871,062	8,137,697
Gtd. Pass-Through Ctfs.,				
Ser. 2003-49, Cl. JE,				
3.00%, 4/25/33			1,262,926	1,181,884
Pass-Through Ctfs.,				
Ser. 2004-58, Cl. LJ,				
5.00%, 7/25/34			4,094,968	4,216,324
Government National Mortgage Association I:				
6.00%			50,000,000 c	51,632,800
6.50%			33,795,000 c	35,183,772
5.00%, 5/15/33 - 10/15/35			58,107,215	58,310,256
5.50%, 6/15/20 - 6/15/36			144,296,818	147,323,571
6.00%, 10/15/19 - 8/15/37			106,737,694	110,338,338
6.50%, 10/15/08 - 10/15/37			20,604,894	21,448,976
7.00%, 11/15/22 - 12/15/22			14,900	15,970
7.50%, 2/15/17 - 5/15/26			6,656,041	7,181,039
8.00%, 4/15/08 - 12/15/22			2,809,292	3,073,559
8.50%, 7/15/08 - 12/15/22			2,472,462	2,719,165
9.00%, 1/15/19 - 12/15/22			2,076,433	2,282,771

9.50%, 3/15/18 - 1/15/25	507,231	568,455
Ser. 2004-43, Cl. A, 2.82%,		
12/16/19	759,812	752,535
Ser. 2005-34, Cl. A, 3.96%,		
9/16/21	3,060,860	3,068,724
Ser. 2005-50, Cl. A, 4.02%,		
10/16/26	4,037,579	4,057,950
Ser. 2005-29, Cl. A, 4.02%,		
7/16/27	2,996,195	3,011,755
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	8,601,135	8,636,065
Ser. 2004-51, Cl. A, 4.15%,		
2/16/18	362,952	364,991
Ser. 2005-67, Cl. A, 4.22%,		
6/16/21	1,515,694	1,521,452
Ser. 2005-52, Cl. A, 4.29%,		
1/16/30	2,689,380	2,713,444
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	3,096,245	3,124,450
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	3,933,087	3,971,923
Ser. 2005-87, Cl. A, 4.45%,		
3/16/25	1,093,755	1,107,212
Ser. 2004-39, Cl. LC,		
5.50%, 12/20/29	4,260,000	4,334,353
Government National Mortgage Association II:		
5.00%, 9/20/33 - 7/20/35	32,341,548	32,362,450
5.50%, 1/20/34 - 1/20/36	66,762,230 a	68,051,009
5.63%, 9/20/27 - 8/20/32	5,177,381 a	5,211,115
6.00%, 12/20/28 - 2/20/36	27,531,587	28,433,762
6.38%, 2/20/27 - 6/20/32	3,124,467 a	3,191,059
6.50%, 5/20/31 - 7/20/31	2,149,216	2,245,337
7.00%, 4/20/24 - 4/20/32	10,937,718	11,683,808
7.50%, 9/20/30	144,843	155,779
9.00%, 7/20/25	132,276	145,512
9.50%, 9/20/17 - 2/20/25	118,506	132,231
		704,970,749

U.S. Treasury Notes--.1%

4.00%, 6/15/09	594,000 d	**609,222**

Total Bonds and Notes

(cost $818,287,387)		**824,844,464**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)

Call Options

3-Month Floor USD Libor-BBA

Interest Rate, June 2009@

2.5

(cost $140,187)	37,500,000	**115,759**

	Principal	
Short-Term Investments--8.1%	Amount ($)	Value ($)

U.S. Government Agencies

Federal Home Loan Bank,

2.65%, 3/5/08	3,000,000	2,992,712
Federal National Mortgage		
Association, 3.09%, 2/20/08	57,835,000	57,740,616

Total Short-Term Investments

(cost $60,733,328)		**60,733,328**

	Shares	Value ($)
Other Investment--.9%		

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $6,586,000)	6,586,000 [e]	**6,586,000**
Total Investments (cost $885,746,902)	**118.9%**	**892,279,551**
Liabilities, Less Cash and Receivables	**(18.9%)**	**(141,534,761)**
Net Assets	**100.0%**	**750,744,790**

a Variable rate security--interest rate subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $4,479,183 or 6.0% of net assets.

c Purchased on a forward commitment basis.

d All or partially held by a broker as collateral for open financial futures positions.

e Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	635	135,393,906	March 2008	2,001,376
U.S. Treasury 30 Year Bonds	30	3,579,375	March 2008	30,703
Financial Futures Short				
U.S. Treasury 10 Year Notes	248	(28,946,250)	March 2008	(939,000)
				1,093,079